

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 8, 2021

Olivier Taelman
Chief Executive Officer
Nyxoah SA
Rue Edouard Belin 12
1435 Mont-Saint-Guibert, Belgium

Re: Nyxoah SA
Amendment No. 1 to Draft Registration Statement on Form F-1
Submitted May 24, 2021
CIK No. 0001857190

Dear Dr. Taelman:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form F-1, Submitted May 24, 2021

Business
Our Competitive Strengths, page 92

1. We note your response to our prior comment number 4 and your reference to continuing to prosecute patent applications. Please revise to clarify whether you will own any patents arising from this partnership or will you simply license Vanderbilt's patents. Additionally, on page 93 please revise to disclose any upfront material payments and the termination provisions of the agreement.

Clinical Results and Studies , page 106

2.   We note your response to our prior comment number 10. We understand the language on page 109 and the related charts are intended to allow investors to be able to understand the market in which the Company operates and to show the clinical data generated by the principal hypoglossal nerve stimulation therapies. However, these charts are the same charts used in the prior filing showing the results of third party studies of that were not head-to-head trials and the corresponding Company's chart appears on the page before. Therefore, the graphics showing the results for your competitors on page 109 are understood to be a comparison. You may note the types of metrics used in these studies and the features of these other devices, such as number of incisions required, but please remove the results of the competitor's trials.

Intellectual Property, page 114

3.   We note your response to our prior comment number 12. You state that the Clarification confirms that the license granted by Man & Science SA will continue in effect until the last to expire patent. Please revise to state when these patents are expected to expire. With respect to the Man & Science SA and Cochlear Limited agreements, please also state whether you have any ongoing or future financial obligations under either such agreement. To the extent you take the position that the agreement with Vanderbilt University is not material, please remove all references to such agreement in the Summary. If you wish to retain such description then you must file such agreement.

Certain Relationships and Related Party Transactions , page 149

4.   We note your response to our prior comment number 15. With respect to the description of the Man & Science Agreement on page 149 and elsewhere, please revise to explain the scope of the sleep disordered breathing field.

2. Significant accounting policies
Significant Events and Transactions of the Interim Period, page F-50

5.   We see from your disclosures that you entered into a collaboration agreement with Vanderbilt University pursuant to which you are exploring additional neurostimulation technologies and under this agreement, you are responsible for product development, while Vanderbilt University is responsible for patent prosecution. Please revise to disclose the significant terms of this in-licensing agreement, including the term of the agreement, any significant milestones, and any royalties due under the agreement.

You may contact Julie Sherman at 202-551-3640 or Kevin Kuhar at 202-551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at 202-551-7153 or Tom Kluck at 202-551-3233 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: John Rudy, Esq.